www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2024/03/12: UMC will attend investor conferences on 2024/03/19

99.2 Announcement on 2024/03/12: To announce the registration of capital reduction due to cancellation of the RSA

99.3 Announcement on 2024/03/06: February Revenue

99.4 Announcement on 2024/03/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2024/03/19

1. Date of institutional investor conference: 2024/03/19~2024/03/20

2. Time of institutional investor conference: 02:00 PM

3. Location of institutional investor conference: Grand Hyatt Taipei

4. Outline of institutional investor conference:

The Company will attend the “2024 APAC TMT Conference”, held by BofA Securities.

5. Any other matters that need to be specified: None

Exhibit 99.2

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2024/03/11

2. Date of completion of capitalization change registration: 2024/03/11

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$125,298,221,600; the shares outstanding are 12,529,822,160 shares; book value per share is NT$28.67.

(2) After the capital reduction: The paid-in capital is NT$125,290,339,750; the shares outstanding are 12,529,033,975 shares; book value per share is NT$28.67.

(Note: Net worth per share was calculated based on the consolidated financial statements for the year of 2023 audited by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation

March 6, 2024

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of February 2024.

1)
Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
February	Net sales	17,451,268	16,931,079	520,189	3.07%
Year-to-Date	Net sales	36,464,965	36,520,594	(55,629)	(0.15%)

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	8,662,095	10,322,280	161,656,971

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023 and February 27, 2024, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,989 million.

4)
Financial derivatives transactions: None

Exhibit 99.4

United Microelectronics Corporation

For the month of February, 2024

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of January 31, 2023	Number of shares as of February 29, 2024	Changes
--	--	--	--	--
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of January 31, 2023	Number of shares as of February 29, 2024	Changes
Vice President Vice President	M C Lai Steven S Liu	1,089,000 2,700,000	1,278,000 3,700,000	189,000 1,000,000